UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number:  1-11064

(CHECK ONE):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2005 _______________

/ / Transition Report on Form 10-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 11-K
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

BriteSmile, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

460 North Wiget Lane

(Address of Principal Executive Office (Street and Number))

Walnut Creek, California 94598

(City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [x]

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach Extra Sheets if Needed)

On December 30, 2005, the Company entered into an agreement to sell its associated center business to Discus Dental, Inc.  On January 13, 2006, the Company entered into an agreement to sell its remaining business—its spa business—to Dental Spas LLC.  On March 13, 2006, the Company completed the sale of its associated center business.  The Company is currently working to complete the sale of its spa business.  The sale of the Company’s businesses, including the preparation of information statements that were filed with the Securities and Exchange Commission and sent to shareholders, has placed unanticipated demands on the Company’s management and finance staff.  Due to these demands, the Company’s management requires additional time to compile and verify the data required to be in the Company’s annual report on Form 10-K.  The Company will file its annual report on Form 10-K within fifteen days of the date the original Form 10-K was due.

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kenneth Czaja, Chief Financial Officer	925-941-6260

(Name)	(Area Code)
(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BriteSmile, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March __, 2006	By	/s/ KENNETH CZAJA

Kenneth Czaja
Chief Financial Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative=s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

Schedule IV (3)

Revenues for the fourth quarter of 2005 increased by approximately 6% compared to the fourth quarter of 2004, and the net loss is estimated to be approximately $3.3 million compared to a net loss of $3.3 million in the fourth quarter of 2004. Revenues for the full year of 2005 decreased by approximately 13% compared to the full year of 2004, and the 2005 net loss is estimated to be approximately $17.8 million compared to a loss of $7.8 million for the full year of 2004.  All of the revenue amounts referenced in this schedule were generated by the Company’s Center and Associated Center operations.  The financial statements contained in the 10-K are being prepared in accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”   Accordingly, the results of operations for the Centers and the Associated Centers will be reflected in the 10-K as discontinued operations.